Exhibit 12.1
CHEMED CORPORATION AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

						Six Months Ended
	Year Ended December 31,					June 30,

	2002	2003	2004	2005	2006	2006	2007

Pretax income from continuing operations before equity in earnings/(loss) of affiliate	$17,140	$16,446	$36,936	$54,656	$90,284	$41,893	$41,755
Additions:
Fixed charges	5,621	4,800	25,267	26,767	23,625	12,786	10,430
Amortization of capitalized interest	—	—	1	2	—	—	—
Deductions:
Capitalized interest	—	—	(72)	(380)	(751)	(325)	(463)

Adjusted earnings	$22,761	$21,246	$62,132	$81,045	$113,158	$54,354	$51,722

Fixed charges:
Interest expense	$4,007	$3,211	$21,167	$21,264	$17,468	$9,645	$7,142
Capitalized interest	—	—	72	380	751	325	463
Interest component of rent expense	1,614	1,589	4,028	5,123	5,406	2,816	2,825

Total Fixed Charges	$5,621	$4,800	$25,267	$26,767	$23,625	$12,786	$10,430

Ratio of Earnings to Fixed Charges (a)	4.0	4.4	2.5	3.0	4.8	4.3	5.0

(a)	For purposes of computing the above ratios: (1) earnings consist of pretax income from continuing operations before the equity method earnings or losses plus fixed charges and amortization of capitalized interest minus interest capitalized; and (2) fixed charges consist of interest on debt expensed and capitalized, amortization of deferred debt issuance costs, and that portion of rental expense representative of interest.

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